Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Stock

Our authorized capital stock consists of 101,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of Common Stock, par value $0.0001 per share and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

As of March 25, 2025, there are 11,622,952 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

Common Stock

Dividend Rights

Pursuant to the Bylaws, dividends upon the capital stock, subject to applicable law, if any, may be declared by the board of directors. Dividends may be paid in cash, in property, or in shares of capital stock or other securities, subject to the provisions of applicable law.

Voting Rights

Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders for their vote; provided, however, that, except as otherwise required by applicable law, holders of Common Stock shall not be entitled to vote on any amendment to the Charter (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to applicable law or the Charter (including any certificate of designation filed with respect to any series of Preferred Stock).

No Preemptive or Similar Rights

Holders of our Common Stock do not have preemptive rights, and our Common Stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Subject to the prior or equal rights, if any, of the holders of shares of any series of Preferred Stock duly created hereafter, the holders of Common Stock shall be entitled (in the event of any dissolution. liquidation or winding-up, whether voluntary or involuntary (sometimes referred to herein as a liquidation), after payment or provision for payment of the debts and other liabilities, to receive our remaining assets, ratably according to the number of shares of Common Stock held.

Preferred Stock

The Charter authorizes the board of directors to provide for the issue of all or any of the unissued and undesignated shares of the Preferred Stock, in one or more series, and to fix the number of shares of such series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law (“DGCL”).

Following the consummation of the Merger, we have no shares of Preferred Stock outstanding.

Warrants

Legacy WaveDancer Warrants

The following warrants were issued by WaveDancer prior to the consummation of the Merger.

August 2021 Warrants

On August 26, 2021, WaveDancer sold 140,000 shares of its Common Stock, and for each share purchased, purchasers were issued a warrant granting the right to purchase an additional share of Common Stock at a price of $30.00 per share, with the warrants expiring on August 31, 2026. 140,000 shares of Common Stock issuable upon exercise of warrants in connection with the offering have been reserved for issuance.

Series A Warrants

On December 10, 2021, WaveDancer sold in a private placement offering from which it raised aggregate gross proceeds of $10,000,000, 328,987 units resulting in the issuance of a like number of shares of Common Stock and 65,802 Series A warrants exercisable for a like number of shares of Common Stock. The warrants are exercisable at a price of $45.00 per share, with the warrants exercisable from January 1, 2023, through December 31, 2026. If the shares underlying the warrants are not registered when the warrants become exercisable, the warrants can be exercised on a cashless basis. The warrants are subject to redemption at a price of $0.01 per warrant, if commencing January 1, 2024, the volume weighted average price per share for 10 consecutive trading days equals or exceeds $125.00. WaveDancer reserves the right to require the warrants to be exercised on a cashless basis following any notice of redemption.

Legacy Firefly Warrants

At the effective time of the Merger, each holder of a Firefly warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s warrants, in lieu of Firefly Common Stock to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, that number of shares of WaveDancer common stock which the holder would have been entitled to receive as a result of the merger if, immediately prior to the effective time of the merger, such holder had been the registered holder of the number of shares of Firefly Common Stock to which such holder would have been entitled if such holder had exercised such holder’s warrants immediately prior to the effective time of the merger. Each Firefly warrant shall continue to be governed by and be subject to the terms of the applicable warrant following the effective time of the merger.

The following is a description of the material terms of the classes of warrants following the consummation of the Merger. However, share amounts underlying the warrants and related exercise price disclosed below do not reflect the application of the Exchange Ratio, which is necessary to determine the number of shares of WaveDancer Common Stock which the holder would be entitled to receive as a result of the Merger.

July 2022 Warrants

On July 5, 2022, Firefly issued to certain holders warrants to purchase up to an aggregate of 185,149 shares of Common Stock (the “July 2022 Warrants”). The July 2022 Warrants have an exercise price of $3.00 per share (subject to adjustment in accordance with the terms of the July 2022 Warrants), are exercisable immediately upon issuance and expire on July 4, 2025, on 4:30 p.m. (Toronto time).

August 2022 Warrant

On August 15, 2022, Firefly issued to a certain holder a warrant to purchase up to 13,333 shares of Common Stock (the “August 2022 Warrant”). The August 2022 Warrant has an exercise price $3.00 per share (subject to adjustment in accordance with the terms of the August 2022 Warrant), is exercisable immediately upon issuance and expires on August 15, 2025, at 4:30 p.m. (Toronto time).

February 2023 Amended and Restated Warrants

On February 17, 2023, Firefly issued to a certain holder certain amended and restated warrants, initially issued to such holder on November 8, 2021 (the “February 2023 A&R Warrants”), to reflect the 1-for-750 reverse stock split effectuated on November 23, 2022 by Firefly (the “2022 Reverse Stock Split”) and to adjust the exercise price therein in accordance with the terms of the February 2023 A&R Warrants, among others. The February 2023 A&R Warrants are exercisable for up to an aggregate of 43,333 and 80,000 shares of Common Stock, respectively, each at an exercise price of $0.00473 per share (subject to adjustment in accordance with the terms of the February 2023 A&R Warrants) and expire on February 17, 2026.

Amended and Restated Tranche A Warrants

On March 1, 2023, Firefly issued to a certain holders the amended and restated tranche A warrants (the “Tranche A Warrants”), initially granted to such holders on February 2, 2022, to reflect the 2022 Reverse Stock Split and to adjust the exercise price therein in accordance with the terms of the Tranche A Warrants, among others. The Tranche A Warrants are exercisable for up to an aggregate of 526,749 shares of Common Stock at an exercise price of (x) $0.001 in the event that on or after July 5, 2022, Firefly issues warrants, options and/or convertible debt in exchange for aggregate proceeds of at least $5,000,000 within 18 months thereafter or aggregate proceeds of at least $10,000,000 within three years thereafter, (y) $0.001 in the event that after July 5, 2022, all or substantially all of Firefly’s assets are sold, Firefly completes an initial public offering, including but not limited to by way of a reverse transaction takeover or via other similar “Sale of the Company” event, or (z) the per share purchase price resulting from the division of $20,000,000 by the total number of duly authorized, validly issued and fully paid and non-assessable shares of Common Stock of Firefly then outstanding on a fully diluted basis. The Tranche A Warrants are fully vested upon issuance, are exercisable immediately upon issuance and expire on July 5, 2025.

Series A Warrants

On July 15, 2023, Firefly issued to certain holders the Series A warrants to purchase up to an aggregate of 6,048,476 shares of Common Stock (the “Series A Warrants”). The Series A Warrants have an exercise price of CAD$0.01 per share (subject to adjustment from time to time in accordance with the terms of the Series A Warrants) and expire on June 15, 2028, at on 4:30 p.m. (Toronto time). The Series A Warrants are additionally subject to certain vesting events, with the shares of Common Stock issuable upon the exercise of the Series A Warrants vesting, if Firefly is then publicly traded, in two equal installments upon the market capitalization of the Common Stock reaching $100,000,000 and $200,000,000 respectively, each for a period of three consecutive trading days.

Series C Warrants

Between October 17, 2023 and December 21, 2023, the Company issued to certain holders Series C warrants to purchase up to an aggregate of 1,538,132 shares of Common Stock (the “Series C Warrants”). The Series C Warrants have an exercise price of $2.56 per share (subject to adjustment from time to time in accordance with the terms of the Series C Warrant), is exercisable immediately upon issuance and expires at 4:30 p.m. (New York time) three years following the initial date of issuance.

2024 Pre-Funded Warrants and Warrants

The Warrants are exercisable immediately upon issuance at an exercise price of $0.71 per share and expire five years from the date of issuance.

The Pre-Funded Warrants were offered in the Private Placement in lieu of shares of Common Stock, and provide that the holder may not exercise any portion of a Pre-Funded Warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding Common Stock immediately following the consummation of the Private Placement. Each Pre-Funded Warrant is exercisable for one share of Common Stock at an exercise price of $0.0001 per share. The Pre-Funded Warrants are immediately exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

A holder (together with its affiliates) of the Warrants or Pre-Funded Warrants, as the case may be, may not exercise any portion of the Warrants or Pre-Funded Warrants, as applicable, to the extent that the holder would own more than 4.99% (or, at the holder’s option upon issuance, 9.99%) of our outstanding Common Stock immediately after exercise, as such percentage ownership is determined in accordance with the terms of the Warrants or Pre-Funded Warrants, as applicable. In lieu of making the cash payment otherwise contemplated to be made to us upon exercise of a Warrant, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of our Common Stock determined according to a formula set forth in the Warrants, provided that such cashless exercise shall only be permitted if, at the time of such exercise, there is no effective registration statement registering the resale of shares of our Common Stock underlying the Warrants or if the prospectus contained in such registration statement is not available for the resale of shares of our Common Stock underlying the Warrants by the Warrant holder.

In lieu of making the cash payment otherwise contemplated to be made to us upon exercise of a Pre-Funded Warrant in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of our Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

As of March 25, 2025, all Warrants and Pre-Funded Warrants have been fully exercised, and there are no remaining rights or obligations under the Warrants of the Pre-Funded Warrants.

2025 Pre-Funded Warrants and Warrants

In connection with the Units Offering, as part of the units, we issued common stock purchase warrant to purchase Common Stock over thirty-six (36) months at an exercise price of $4.00 per share or prefunded warrant to purchase Common Stock to the extent that acquiring the shares of Common Stock instead of such prefunded warrants would have caused the Subscriber to own in excess of 4.99% of the shares of outstanding Common Stock on a post-issuance basis.

The prefunded warrants have a nominal exercise price of $0.0001 (subject to standard adjustments for stock splits, stock dividends, recapitalizations, mergers and similar transactions) and may be exercised on a cashless basis. The prefunded warrants also contain a beneficial ownership limitation which provides that the Company shall not effect any exercise, and a holder shall not have the right to exercise, any portion of a prefunded to the extent that, after giving effect to the exercise, such holder (together with such holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares issuable upon the exercise. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to the Company.

In connection with the Units Offering, we entered into a finder fee agreement with Canaccord Genuity Corp. (“Canaccord”), pursuant to which the Company will pay Canaccord at the closing of the Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the Units Offering from persons introduced to the Company by Canaccord, payable in cash; and (ii) the issuance of share purchase warrants (the “Finder’s Warrant”) of the Company to Canaccord of up to 7.5% of the Units subscribed for by person introduced to the Company by Canaccord. Each Finder’s Warrant will be exercisable to purchase one additional Common Stock at $4.00 per share for a period of 36 months from the closing of the Units Offering.

Options

At the effective time of the Merger, we assumed all of Private Firefly’s rights and obligations under the stock options granted pursuant to the Firefly 2007 Incentive Plan and the Firefly 2023 Incentive Plan that are outstanding immediately prior to the effective time of the merger, and such options shall become exercisable for shares of our Common Stock. The number of shares of Common Stock that may be purchased pursuant to such stock options and the exercise price for such stock options shall be adjusted to reflect the Exchange Ratio as set forth in the Merger Agreement.

Following the consummation of the Merger, we have 532,011 options outstanding.

Anti-takeover Provisions

Delaware Law

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of the board of directors, the business combination is approved by the board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of combined company’s outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving combined company and the “interested stockholder” and the sale of more than 10% of combined company’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of combined company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of combined company’s existing stockholders that owned 15% or more of combined company’s outstanding voting stock upon the closing of combined company’s initial public offering.

Potential Effects of Authorized but Unissued Stock

We have shares of Common Stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved Common Stock and Preferred Stock may enable our Board to issue shares to persons friendly to current management or to issue Preferred Stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, our Board has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of Preferred Stock, all to the fullest extent permissible under the DGCL and subject to any limitations set forth in the Charter. The purpose of authorizing the Board to issue Preferred Stock and to determine the rights and preferences applicable to such Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

Classified Board of Directors

Pursuant to the Charter, our Board is divided into three classes serving three-year terms, with one class being elected each year by a plurality of the votes cast by the stockholders entitled to vote on the election.

Amendment of Certificate of Incorporation or Bylaws

DGCL Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Pursuant to Bylaws, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of the Bylaws.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Delaware Law

Section 145 of the DGCL permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at our request. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Amended and Restated Certificate of Incorporation

Pursuant to the Charter, we will indemnify to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the us to provide broader indemnification rights than such law permitted to us to provide prior to such amendment), any person who was or is made or is threatened to be made a party or is otherwise involved in a proceeding (as defined in the Charter), by reason of the fact that he or she is or was a director or executive officer (“executive officer” has the meaning defined in Rule 3b-7 promulgated under the Exchange Act), or while serving as our director or executive officer, is or was serving at our request as a director, executive officer, other officer, employee or agent of another corporation, partnership, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director or executive officer or in any other capacity while serving as a director or executive officer, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that we will not be required to indemnify or advance expenses to any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) the proceeding (or part thereof) was authorized by the board of directors or (ii) the proceeding (or part thereof) is initiated to enforce rights to indemnification or advancement of expenses as provided in the Charter or is a compulsory counterclaim brought by such person.

Forum Selection

Our Charter provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the Company; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company, to the Company or the Company’s stockholders; (C) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, the Charter or the Bylaws; (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws (including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation, governed by the internal-affairs doctrine or otherwise related to the Corporation’s internal affairs, in all cases to the fullest extent permitted by applicable law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. The foregoing shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation and bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

Transfer Agent and Registrar

The transfer agent for our Common Stock is Broadridge Corporate Issuer Solutions, LLC, 51 Mercedes Way, Edgewood, NY 11717.

Listing of Common Stock

Our Common Stock is listed on Nasdaq under the symbol “AIFF.”